CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$126,300,000	100%	$126,300,000	$4,964.59(1)

(1)	The filing fee is calculated in accordance with Rule 457(r) under the Securities Act. $15,267.02 of the registration fees paid in respect of securities covered by the registration statement of which this pricing supplement is a part remain unused. $4,964.59 of that amount is being offset against the registration fee for this offering and $10,303.43 remains available for future registration fees.

Filed Pursuant to Rule 424(b)(3) Registration No. 333-131369

12,630,000 Units	Pricing Date:	January 15, 2008
Accelerated Return NotesSM	Settlement Date:	January 23, 2008
Linked to the Nikkei 225® Index Due April 8, 2009	Maturity Date:	April 8, 2009
$10 principal amount per unit	CUSIP No.	002546 539
Pricing Supplement/Term Sheet No. 99

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

•       3-to-1 upside exposure, subject to a cap of 25.5%

•       A maturity of approximately 14.5 months

•       1-to-1 downside exposure, with no downside limit

•       Application made to list on AMEX under the symbol “ NEH”

•       No periodic interest payments

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “ Risk Factors” on page TS-5 of this term sheet and beginning on page P-4 of product supplement ARN.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$126,300,000
Underwriting discount (1)	$.20	$2,526,000
Proceeds, before expenses, to SEK	$9.80	$123,774,000

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

“Accelerated Return NotesSM” is a service mark of Merrill Lynch & Co., Inc.

“Nikkei 225® Index” is a service mark of Nikkei, Inc., and has been authorized for use by SEK.

Merrill Lynch & Co.

January 15, 2008

Summary

The Accelerated Return NotesSM Linked to the Nikkei 225® Index due April 8, 2009 (the “Notes”) are senior, unsecured debt securities of AB Svensk Exportkredit (Swedish Export Credit Corporation) that provide a leveraged return for investors, subject to a cap, if the level of the Nikkei 225® Index (the “Index”) increases moderately from the Starting Value of the Index, determined on the Pricing Date, to the Ending Value of the Index, determined on Calculation Days shortly before the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the original public offering price of the Notes.

Terms of the Notes	Determining Payment at Maturity for the Notes

Accelerated Return Notes	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, assuming a Capped Value of 25.5%. The green line reflects the hypothetical returns on the Notes, while the dotted blue line reflects the hypothetical returns of an investment in the Index excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Capped Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations, reflecting the Starting Value of 13,972.63 and the Capped Value of $12.55.

Example 1—The hypothetical Ending Value is 80% of the Starting Value:

Starting Value: 13,972.63

Hypothetical Ending Value: 11,178.10

$10 ×	(11,178.10)	= $8.00
13,972.63

Payment at maturity (per unit) = $8.00

Example 2—The hypothetical Ending Value is 105% of the Starting Value:

Starting Value: 13,972.63

Hypothetical Ending Value: 14,671.26

$10 +	($30 x	(14,671.26 - 13,972.63))	= $11.50
13,972.63

Payment at maturity (per unit) = $11.50

Example 3—The hypothetical Ending Value is 120% of the Starting Value:

Starting Value: 13,972.63

Hypothetical Ending Value: 16,767.16

$10 +	($30 x	(16,767.16 - 13,972.63))	= $16
13,972.63

Payment at maturity (per unit) = $12.55         (Payment at maturity cannot be greater than the Capped Value)

Accelerated Return Notes	TS-3

The following table illustrates, for the Starting Value of 13,972.63 and a range of hypothetical Ending Values of the Index:

•	the percentage change from the Starting Value to the hypothetical Ending Value;
•	the total amount payable on the maturity date per unit;
•	the total rate of return to holders of the Notes;
•	the pretax annualized rate of return to holders of the Notes; and
•

the pretax annualized rate of return of a hypothetical investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 1.466% per annum, as more fully described below.

The table below reflects the Capped Value of $12.55.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Index (1)(2)
6,986.32	-50.00%	5.0000	-50.00%	-49.87%	-48.11%
8,383.58	-40.00%	6.0000	-40.00%	-38.11%	-36.44%
9,780.84	-30.00%	7.0000	-30.00%	-27.44%	-25.85%
11,178.10	-20.00%	8.0000	-20.00%	-17.64%	-16.10%
12,575.37	-10.00%	9.0000	-10.00%	-8.53%	-7.03%
12,854.82	-8.00%	9.2000	-8.00%	-6.78%	-5.29%
13,134.27	-6.00%	9.4000	-6.00%	-5.06%	-3.57%
13,413.72	-4.00%	9.6000	-4.00%	-3.35%	-1.87%
13,693.18	-2.00%	9.8000	-2.00%	-1.66%	-0.19%
13,972.63 (3)	0.00%	10.0000	0.00%	0.00%	1.47%
14,252.08	2.00%	10.6000	6.00%	4.88%	3.11%
14,531.54	4.00%	11.2000	12.00%	9.60%	4.73%
14,810.54	6.00%	11.8000	18.00%	14.18%	6.33%
15,090.44	8.00%	12.4000	24.00%	18.62%	7.92%
15,369.89	10.00%	12.5500 (4)	25.50%	19.71%	9.49%
16,767.16	20.00%	12.5500	25.50%	19.71%	17.10%
18,164.42	30.00%	12.5500	25.50%	19.71%	24.35%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from January 23, 2008 to April 8, 2009, the term of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the level of the Index from the Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 1.466% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the Starting Value.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value of $12.55

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and the term of your investment.

Accelerated Return Notes	TS-4

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

•	Your investment may result in a loss.

•	Your yield may be lower than the yield on other debt securities of comparable maturity.

•	You must rely on your own evaluations regarding the merits of an investment linked to the Index.

•	Your return is limited and may not reflect the return on a direct investment in the stocks included in the Index.

•	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Index.

•

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

•	The publisher of the Index may adjust the Index in a way that affects its level, and such publisher has no obligation to consider your interests.

•	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	Purchases and sales of the stocks underlying the Index by us and our affiliates may affect your return.

•	Your return may be affected by factors affecting international securities markets.

•	Potential conflicts of interest could arise.

•	Tax consequences are uncertain.

Investor Considerations

You may wish to consider an investment in the Notes if:

•	You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

•	You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

•	You accept that the return on the Notes will not exceed the Capped Value.

•	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•	You want exposure to the Index with no expectation of dividends or other benefits of owning the underlying securities.

•

You are willing to accept that there is no assurance that the Notes will remain listed on AMEX and that any listing will not ensure that a trading market will develop for the Notes or that there will be liquidity in the trading market.

The Notes may not be appropriate investments for you if:

•

You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

•	You are seeking principal protection or preservation of capital.

•	You seek a return on your investment that will not be capped at 25.5%.

•	You seek interest payments or other current income on your investment.

•	You want to receive dividends or other distributions paid on the stocks included in the Index.

•	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company LLC, acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Accelerated Return Notes	TS-5

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of the sale.

The Index

The Nikkei 225 Index

The Nikkei 225 Index is a stock index calculated, published and disseminated by Nikkei that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently comprised of 225 stocks that trade on the Tokyo Stock Exchange (the “TSE”) and represents a broad cross-section of Japanese industry. All 225 of the stocks underlying the Nikkei 225 Index (the “Underlying Stocks”) are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. Nikkei calculates the Nikkei 225 Index by multiplying the per share price of each Underlying Stock by the corresponding weighting factor for that Nikkei 225 Underlying Stock, calculating the sum of all these products and dividing that sum by a divisor. As of October 1, 2007, the divisor was 24.341, and is subject to periodic adjustments. Futures and options contracts on the Nikkei 225 Index are traded on the Singapore International Monetary Exchange, the Osaka Securities Exchange and the Chicago Mercantile Exchange.

The following graph sets forth the historical performance of the Nikkei 225 Index in the period from January 2002 through December 2007. This historical data on the Nikkei 225 Index is not necessarily indicative of the future performance of the Nikkei 225 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Nikkei 225 Index during any period set forth below is not an indication that the Nikkei 225 Index is more or less likely to increase or decrease at any time over the term of the Notes. On January 15, 2008, the closing level of the Index was 13,972.63.

All disclosure contained in this index supplement regarding the Nikkei 225 Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Nikkei, Inc. (“Nikkei”) as stated in these sources and these policies are subject to change at the discretion of Nikkei. SEK and MLPF&S have not independently verified and make no representation as to the accuracy or completeness of such information. None of SEK, the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Nikkei 225 Index or any successor index.

Accelerated Return Notes	TS-6

The Nikkei 225 Index is a modified, price-weighted index. Each stock’s weight in the Nikkei 225 Index is based on its price per share rather than the total market capitalization of the issuer. Nikkei calculates the Nikkei 225 Index by multiplying the per share price of each Underlying Stock by the corresponding weighting factor for that Nikkei 225 Underlying Stock (a “Weight Factor”), calculating the sum of all these products and dividing that sum by a divisor. The divisor, initially set on May 16, 1949 at 225, was 24.293 as of April 3, 2007, and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant Nikkei 225 Underlying Stock, so that the share price of each Nikkei 225 Underlying Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. Each Weight Factor represents the number of shares of the related Nikkei 225 Underlying Stock which are included in one trading unit of the Nikkei 225 Index. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the Nikkei 225 Underlying Stocks, which is currently the TSE. The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the Nikkei 225 Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. The divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of each change affecting any Nikkei 225 Underlying Stock, the divisor is adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable Weight Factor and divided by the new divisor, i.e. the level of the Nikkei 225 Index immediately after the change, will equal the level of the Nikkei 225 Index immediately prior to the change.

The Nikkei 225 Underlying Stocks may be deleted or added by Nikkei. However, to maintain continuity in the Nikkei 225 Index, the policy of Nikkei is generally not to alter the composition of the Nikkei 225 Underlying Stocks except when an Underlying Stock is deleted in accordance with the following criteria. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Nikkei 225 Underlying Stocks: bankruptcy of the issuer; merger of the issuer into, or acquisition of the issuer by, another company; delisting of the stock or transfer of the stock to the “Seiri-Post” because of excess debt of the issuer or because of any other reason; or transfer of the stock to the Second Section of the TSE. Upon deletion of a stock from the Nikkei 225 Index, Nikkei will select, in accordance with certain criteria established by it, a replacement for the deleted Underlying Stock. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by Nikkei to be representative of a market may be added to the Nikkei 225 Underlying Stocks. As a result, an existing Underlying Stock with low trading volume and not representative of a market will be deleted.

None of SEK, MLPF&S and Nikkei accepts any responsibility for the calculation, maintenance or publication of the Nikkei 225 Index, or any successor index. Nikkei disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Index or the manner in which the Nikkei 225 Index is applied in determining any Starting Value or Ending Value or any Redemption Amount payable to you on the maturity date of the Notes.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 1:00 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measure, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including for example, unusual trading activity in that stock. As a result, changes in the Nikkei 225 Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks which comprise the Nikkei 225 Index, and these limitations may, in turn, adversely affect the value of the Notes.

License Agreement

Nikkei and SEK have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to SEK, in exchange for a fee, of a right to use indices owned and published by Nikkei in connection with some securities, including the Notes.

Nikkei is under no obligation to continue the calculation and dissemination of the Nikkei 225 Index. The Notes are not sponsored, endorsed, sold or promoted by Nikkei. No inference should be drawn from the information contained in this index supplement that Nikkei makes any representation or warranty, implied or express, to SEK, the holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Notes to track general stock market performance. Nikkei has no obligation to take the needs of SEK or the holders of the Notes into consideration in determining, composing or calculating the Nikkei 225 Index. Nikkei is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be settled in cash. Nikkei has no obligation or liability in connection with the administration or marketing of the Notes.

The use of and reference to the Nikkei 225 Index in connection with the Notes have been consented to by Nikkei, the publisher of the Index. The copyright relating to the Nikkei 225 Index and intellectual property rights as to the indications for “Nikkei” and the Nikkei 225 Index and any other rights belong to Nikkei, Inc.

Accelerated Return Notes	TS-7

Certain U.S. Federal Income Taxation Considerations

See the discussion entitled “United States Federal Income Tax Considerations” in the accompanying product supplement ARN. Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes.

Accelerated Return Notes	TS-8

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement ARN dated December 27, 2007:

http://www.sec.gov/Archives/edgar/data/352960/000110465907090983/a07-31646_1424b3.htm

•	Prospectus and prospectus supplement, dated January 30, 2006:

http://www.sec.gov/Archives/edgar/data/352960/000104746906001120/a2167086z424b3.htm

Our Central Index Key, or CIK, on the SEC Website is 352960. References in this term sheet to “SEK”, “we”, “us” and “our” are to AB Svensk Exportkredit (Swedish Export Credit Corporaiton), and references to “Merrill Lynch” and “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about SEK and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Accelerated Return Notes	TS-9